04002951

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 26224

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 WASH. D.C. 158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wharton Equity Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

994 Old Eagle School Road
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcolm A. Morrison — 610-293-1484
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cogen Sklar LLP
(Name — *if individual, state last, first, middle name*)

150 Monument Road, Suite 500	Bala Cynwyd,	PA	19004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Malcolm A. Morrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wharton Equity Corporation, as of December 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
Christine F. Morrison, Notary Public
Tredyffrin Twp., County of Chester
My Commission Expires April 25, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHARTON EQUITY CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

COGEN SKLAR LLP

Certified Public Accountants
Business Consultants

150 Monument Road . Suite 500
Bala Cynwyd . PA . 19004 . USA

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENTS OF FINANCIAL CONDITION	2
STATEMENTS OF INCOME	3
STATEMENTS OF CASH FLOWS	4
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY	5
NOTES TO FINANCIAL STATEMENTS	6 - 7
SUPPLEMENTARY INFORMATION	
Schedules of Operating Expenses	8
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Reconciliation Under Rule 17-a-5(d)(4) of the Securities and Exchange Commission	10
OTHER MATTERS	
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5 for Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	11 - 12

COGEN SKLAR LLP

Certified Public Accountants
Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Wharton Equity Corporation
Wayne, Pennsylvania

We have audited the accompanying statements of financial condition of Wharton Equity Corporation as of December 31, 2003 and 2002, and the related statements of income, cash flows and changes in stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wharton Equity Corporation at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 8-10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cogen Sklar LLP

January 14, 2004

150 Monument Road . Suite 500 . Bala Cynwyd . PA . 19004 . USA
610.668.9700 . Fax: 610.668.2181 . www.CogenSklar.com

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$135,775	$183,140
Concessions receivable	59,264	134,572
Brokerage house deposits	53,543	53,206
Income tax refund due	17,000	-
Prepaid expenses	7,189	4,881
TOTAL ASSETS	$272,771	$375,799
LIABILITIES		
CURRENT LIABILITIES		
Commissions payable	$ 53,339	$113,265
Accounts payable and accrued expenses	2,233	3,661
Income taxes payable	-	18,145
TOTAL LIABILITIES	55,572	135,071
STOCKHOLDER'S EQUITY		
COMMON STOCK - no par value; 1,000 shares authorized, issued and outstanding	8,025	8,025
ADDITIONAL PAID-IN CAPITAL	36,475	36,475
RETAINED EARNINGS	172,699	196,228
TOTAL STOCKHOLDER'S EQUITY	217,199	240,728
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$272,771	$375,799

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE		
Concessions	$3,323,957	$4,418,397
Miscellaneous	5,033	28,395
Interest	1,638	10,435
	3,330,628	4,457,227
OPERATING EXPENSES	3,364,373	4,377,330
INCOME (LOSS) BEFORE INCOME TAXES	(33,745)	79,897
PROVISION FOR (REFUND OF) INCOME TAXES	(10,216)	21,000
NET INCOME (LOSS)	$ (23,529)	$ 58,897

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (23,529)	$ 58,897
Adjustments to reconcile net income (loss) to net increase (decrease) in cash		
(Increase) decrease in assets		
Concessions receivable	75,308	10,025
Brokerage house deposits	(337)	(629)
Income tax refund due	(17,000)	-
Federal tax refund receivable	-	4,000
Prepaid expenses	(2,308)	11,209
Increase (decrease) in liabilities		
Commissions payable	(59,926)	(4,278)
Accounts and taxes payable	(19,573)	18,144
NET INCREASE (DECREASE) IN CASH	(47,365)	97,368
CASH - BEGINNING OF YEAR	183,140	85,772
CASH - END OF YEAR	$ 135,775	$ 183,140
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 9,500	$ -

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE - JANUARY 1, 2002	$ 8,025	$ 36,475	$137,331	$ 181,831
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2002	-	-	58,897	58,897
BALANCE - DECEMBER 31, 2002	8,025	36,475	196,228	240,728
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2003	-	-	(23,529)	(23,529)
BALANCE - DECEMBER 31, 2003	$ 8,025	$ 36,475	$172,699	$ 217,199

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations
Wharton Equity Corporation was incorporated in Delaware on March 16, 1981. The Company sells investments on a concession basis to customers located in the Eastern United States.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Concessions Receivable
Concessions are recognized as income on the date they become payable by the dealer or insurance company. No allowance for bad debts is considered necessary.

Income Taxes
The Company follows Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, an asset and liability approach is required. Such an approach would result in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Since there are no temporary differences, no provision is necessary.

Comprehensive Income
Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the company has no items of other comprehensive income, comprehensive income is equal to net income.

NOTE 2 – CONCENTRATION OF CREDIT RISK INVOLVING CASH

During the year, the Company may have deposits with major financial institutions, which exceed Federal Depository Insurance limits. These financial institutions have strong credit ratings, and management believes that credit risk related to these deposits is minimal.

NOTE 3 – CORPORATE INCOME TAXES

Current income tax expense for the years ended December 31, 2003 and 2002 consists of the following:

	2003	2002
Federal (Refund)	$ (7,500)	$13,000
State	(2,716)	8,000
	$(10,216)	$21,000

NOTE 4 – NET CAPITAL

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. The Company had net capital as defined under Rule 15c3-1 of $204,084 and $214,540 at December 31, 2003 and 2002; net capital requirements were $50,000 at December 31, 2003 and 2002.

NOTE 5 – LEASES

For the years ended December 31, 2003 and 2002, total rental expense under leases amounted to $15,570 and $16,157. At December 31, 2003, the Company was obligated under a non-cancelable operating lease arrangement for office facilities as follows:

YEARS ENDING DECEMBER 31,	LEASE OBLIGATION
2004	$15,150
2005	12,625
TOTAL	$27,775

SCHEDULES OF OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Commissions	$2,969,490	$3,978,438
Payroll - officers	193,000	228,000
Payroll - office	60,938	23,066
Payroll taxes and benefits	37,074	19,051
Office supplies and expense	55,967	89,467
Rent	15,570	16,157
Insurance	1,583	350
Health insurance	2,096	3,079
Professional fees	11,820	12,647
Registration fees	12,783	3,485
Telephone	3,635	3,101
Miscellaneous taxes	-	250
Publications and subscriptions	417	239
TOTAL OPERATING EXPENSES	$3,364,373	$4,377,330

See accountants' report.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	
Total stockholder's equity qualified for net capital	$217,199
DEDUCTIONS	
Non-allowable assets:	
Prepaid expenses	7,189
Excess of concessions receivable over commissions payable	5,926
	13,115
NET CAPITAL	$204,084
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Commissions payable	$ 53,339
Accounts and taxes payable	2,233
Total aggregate indebtedness	$ 55,572
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED: (BASED ON AGGREGATE INDEBTEDNESS)	$ 3,707
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL	$154,084
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.27 to 1

RECONCILIATION UNDER RULE 17-a-5(d)(4) OF THE SECURITIES
AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL RECONCILIATION UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)(4)

Net capital as reported on (unaudited) FOCUS Report Part IIA - December 31, 2003 (as amended)	$189,228
Increase of cash	3,782
Decrease of prepaid expenses	(3,780)
Adjustment of non-allowable assets	20,779
Adjustment of commissions receivable over commissions payable	(5,925)
NET CAPITAL	$204,084

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Wharton Equity Corporation
Wayne, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Wharton Equity Corporation for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Wharton Equity Corporation is limited to acting as broker (agent) for a single issuer in soliciting subscriptions for securities of such issuer, who promptly transmits to such issuer all funds and promptly delivers to the subscriber all securities received in connection therewith, and who does not otherwise hold funds or securities for or owe money or securities to customers. Consequently, it claims exemption under SEC Rule 15c3-3(k)2(ii). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

150 Monument Road . Suite 500 . Bala Cynwyd . PA . 19004 . USA
610.668.9700 . Fax: 610.668.2181 . www.CogenSklar.com

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cooper Schifrin LLP

January 14, 2004